UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NORPAC TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

65626T103
(CUSIP Number)

Jamie H. Kim, Esq. Richardson & Patel LLP 10900 Wilshire Boulevard, Suite 500 Los Angeles, California 90024 (310) 208-1182
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 65626T103

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Tareq Risheq

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		31,336,529 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		31,336,529 (1)

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,336,529

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1)

14	TYPE OF REPORTING PERSON

IN

(1)
Based on approximately 126,068,846 shares of the Company’s common stock deemed outstanding immediately following the closing of the Share Exchange transaction described below on July 24, 2008. Includes 10,672,726 shares of common stock, 17,672,726 shares of Series A Preferred Stock, options to purchase 349,426 shares of common stock at an exercise price of $0.0787 per share, a $20,000 note convertible into 2,515,858 shares of common stock at a conversion price of $0.0079 per share and a $10,000 note convertible into 125,793 shares of common stock at a conversion price of $0.0795 per share.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value of Norpac Technologies, Inc., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is 5047 Robert J. Mathews Parkway, Suite 400, El Dorado Hills, California 95762.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Tareq Risheq.  The person named in this paragraph is sometimes referred to herein as the “Reporting Person”.

(b)  Mr. Risheq’s business address is 5047 Robert J. Mathews Parkway, Suite 400, El Dorado Hills, California 95762.

(c)  Mr. Risheq is presently the Chief Strategy Officer of the Company.  The principal executive address for Mr. Risheq is 5047 Robert J. Mathews Parkway, Suite 400, El Dorado Hills, California 95762.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Risheq is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

On July 24, 2008, the Company closed a reverse take-over transaction by which it acquired a cellular amplifier business pursuant to a Share Exchange Agreement, as amended  (the “Exchange Agreement”), by and among the Company, CelLynx, Inc., a California corporation (“CelLynx”), and twenty-three (23) CelLynx shareholders, including the Reporting Person, who, immediately prior to the closing of the transactions contemplated by the Exchange Agreement, collectively held 100% of CelLynx’s issued and outstanding shares of capital stock (the “CelLynx Owners”).  Pursuant to the Exchange Agreement, the Company issued to the CelLynx Owners an aggregate of 32,454,922 shares of common stock and 45,516,034 shares of Series A Preferred Stock.  The Series A Preferred Stock automatically converts into common stock on a one-to-one ratio upon the authorized capital stock of the Company being increased to include not less than 150,000,000 shares of common stock.

Also under the Exchange Agreement, 15,912,601 CelLynx options with an exercise price of $0.09 per share were converted into 20,016,926 Norpac options at an exercise price of approximately $0.0715 per share; 18,330,574 CelLynx options with an exercise price of $0.099 per share were converted into 23,058,565 Norpac options with an exercise price of approximately $0.0787 per share, and, with the exception of a Note issued to Palomar Ventures III, L.P., $40,000 of CelLynx convertible notes with a conversion price of $0.01 per share were converted into $40,000 of Norpac convertible notes with a conversion price of approximately $0.0079 per share, and $20,000 of CelLynx convertible notes with a conversion price of $0.10 per share were converted into $20,000 of Norpac convertible notes with a conversion price of approximately $0.0795 per share.

On October 1, 2007, CelLynx’s Chief Executive Officer, Daniel R. Ash, and its Chief Strategy Officer, Tareq Risheq, were each granted options to purchase 3,647,247 shares of CelLynx’s common stock at an exercise price of $0.099 per share.  Each option vests 33.3% after one year, with the remaining 66.7% to vest evenly over the remaining months.  Upon the closing of the Exchange Agreement, these options were exchanged for options to purchase 4,587,979 shares of Norpac’s common stock at an exercise price of $0.0787 per share.

On April 21, 2008, Mr. Ash and Mr. Risheq were each granted options to purchase 277,779 shares of CelLynx’s common stock at an exercise price of $0.099 per share, which fully vest after 90 days.  Upon the closing of the Exchange Agreement, these options were exchanged for options to purchase 349,426 shares of Nopac’s common stock at an exercise price of $0.0787 per share.

On May 20, 2008, Mr. Ash was granted an option to purchase 6,737,478 shares of CelLynx’s common stock an exercise price of $0.099 per share, and Mr. Risheq was granted an option to purchase 3,743,044 shares of CelLynx’s common stock an exercise price of $0.099 per shares.  Each option vests 33.3% after one year, with the remaining 66.7% to vest evenly over the remaining months.  Upon the closing of the Exchange Agreement, Mr. Ash’s option was exchanged for an option to purchase 8,475,270 shares of Norpac’s common stock at an exercise price of $0.0787 per share, and Mr. Risheq’s option was exchanged for an option to purchase 4,708,484 shares of Norpac’s common stock at an exercise price of $0.0787 per share.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities as a former holder of shares CelLynx’s securities.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In connection with the reverse take-over described above, Mr. Risheq became the Company’s Chief Strategy Officer.

In his capacity as the Company’s Chief Strategy Officer, Mr. Risheq may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or the Company’s management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

Item 7.	Materials to be Filed as Exhibits.

(1)
Share Exchange Agreement by and among the Company, CelLynx and the CelLynx Owners dated January 3, 2008 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2008).

(2)
Amendment Agreement to Share Exchange Agreement between the Company and CelLynx dated May 20, 2008 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2008).

 [The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2008	/s/ Tareq Risheq
Tareq Risheq